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News Release	No. 19-393 April 15, 2019

Platinum Group Metals Ltd. Announces Appointment of Former
Vale Executive Stuart Harshaw to Company’s Board of Directors

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) (“Platinum Group” “PTM” or the “Company”) announced today that Mr. Stuart Harshaw, P.Eng., MBA, has been appointed to the Company’s board of directors, bringing the number of directors to seven. Mr. Harshaw was the Vice President, Ontario Operations, for Vale Canada Limited (“Vale”) until 2017 where he was an innovative leader with international experience creating value within mining and natural resource operations around the globe.

Mr. Harshaw established a record of success at Vale in operations, marketing and strategic planning. Mr. Harshaw was responsible to implement strategic initiatives by attracting and developing highly engaged teams who could deliver results. He held mining board positions for Vale in Indonesia, Korea and Barbados. Mr. Harshaw was responsible for creating and managing annual budgets of approximately $1.5 billion as well as managing relations with external stakeholders including provincial and municipal government officials, First Nations and media outlets. Mr. Harshaw recently led the Sudbury operations of Vale through the largest transformation of surface facilities in their history. In 2017 Mr. Harshaw retired after a highly successful career with Vale and predecessor firm Inco, where he worked his way up through the organization beginning in 1990.

Platinum Group CEO R. Michael Jones commented “We are very pleased to welcome Stuart Harshaw to the Board of the Company. Mr. Harshaw’s extensive experience will be a tremendous asset to the Company as we work through the completion of a definitive feasibility study for the world class Waterberg Project. He will be able to make valuable contributions in all aspects of the study including safety, mine design, metallurgical recoveries and metal refining and marketing terms”.

About Platinum Group Metals Ltd.

Platinum Group is the operator of the Waterberg Project, a bulk underground deposit in northern South Africa. Waterberg was discovered by the Company and has the potential to be a low-cost producer of palladium, platinum, rhodium and gold.

On behalf of the Board of
Platinum Group Metals Ltd.

R. Michael Jones
CEO and Director

For further information contact:
     R. Michael Jones, President
     or Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver

PLATINUM GROUP METALS LTD.	…2

Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors. The Company directs readers to the risk factors described in the Company’s Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.